Filed by Pfizer Inc.
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                                          Subject Company: Wyeth
                                                  Commission File No.: 001-01225

Forward Looking Statements

This website includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Pfizer and Wyeth, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Pfizer's and Wyeth's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Pfizer and Wyeth will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the failure of Wyeth stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Pfizer's and Wyeth's ability to accurately predict future market conditions; dependence on the effectiveness of Pfizer's and Wyeth's patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Pfizer's 2007 Annual Report on Form 10-K, Wyeth's 2007 Annual Report on Form 10-K and each company's other filings with the Securities and Exchange Commission (the "SEC") available at the SEC's Internet site (http://www.sec.gov).

Additional Information

In connection with the proposed merger, Pfizer will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wyeth that also constitutes a prospectus of Pfizer. Wyeth will mail the proxy statement/prospectus to its stockholders. Pfizer and Wyeth urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Pfizer's website, www.pfizer.com, under the tab "Investors" and then under the tab "SEC Filings". You may also obtain these documents, free of charge, from Wyeth's website, www.wyeth.com, under the heading "Investor Relations" and then under the tab "Financial Reports/SEC Filings".

Pfizer, Wyeth and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Wyeth stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Wyeth stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Pfizer's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can find information about Wyeth's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Pfizer and Wyeth using the contact information above.

The following information is available at www.premierbiopharma.com

CREATING THE WORLD'S PREMIER BIOPHARMACEUTICAL COMPANY

Pfizer and Wyeth have announced that we are joining together to create the world's premier biopharmaceutical company with the best people, assets, pipeline and capabilities in the industry.

Now is the right time for a transformational combination of two strong companies: The current industry dynamics favor focused scale in a flexible, more diverse biopharmaceutical business.

The costs needed to succeed are increasing. Breakthrough advances require major investments and scale is necessary to quickly bring innovative products to patients and customers around the world.

A diversified portfolio of solutions is in the best interests of all our stakeholders. We will be able to provide the newest, most advanced treatments at affordable costs and focus on prevention as well as treatment.

For patients today, this combination means a broad portfolio of health care solutions and treatments for every stage of life:

Leadership positions in key therapeutic areas such as cardiovascular, oncology, women's health, CNS and infectious disease; in vaccines, biologics and small molecules; and in animal health, with products for companion animals, biologics and anti-infectives.

For patients tomorrow, this means a diverse range of technology and research platforms:

An enhanced ability to innovate, through patient-centric business units that allow for rapid decision making and a better use of resources.

Greater resources to invest in research and development, and access to all leading scientific technology platforms.

A robust pipeline of biopharmaceutical development projects, including programs in inflammation/immunology, oncology and pain, as well as a significant opportunity to find a cure for Alzheimer's disease.

For patients everywhere, this means a strong global presence:

Industry-leading positions in most of the world's developed countries and an enhanced geographic presence in key emerging markets such as China, Latin America and the Middle East that will enable treatment for patients around the world.

The talented people we have the privilege of working with have a tireless commitment to improving the health of the patients we all serve. We look forward to working together to meaningfully advance our shared mission of applying innovative science to improve world health in the years to come.


/s/ Jeff Kindler                         /s/ Bernard Poussot

Jeff Kindler                             Bernard Poussot
Chairman and Chief Executive Officer     Chairman, President and Chief Executive
Pfizer                                   Officer
                                         Wyeth

Deal Facts

            PFIZER TO ACQUIRE WYETH FOR $68 BILLION IN CASH AND STOCK
              CREATES THE WORLD'S PREMIER BIOPHARMACEUTICAL COMPANY

Companies                        Pfizer                         Wyeth

Ticker                          NYSE: PFE                     NYSE: WYE

Description            Pfizer Inc, founded in        Wyeth is one of the world's
                       1849, is dedicated to         largest research-driven
                       better health and greater     pharmaceutical and health
                       access to health care for     care products companies. It
                       people and their valued       is a leader in the
                       animals. Every day,           discovery, development,
                       approximately 81,900          manufacturing and marketing
                       colleagues in more than 150   of pharmaceuticals,
                       countries work to discover,   vaccines, biotechnology
                       develop, manufacture and      products, nutritionals and
                       deliver quality, safe and     non-prescription medicines
                       effective prescription        that improve the quality of
                       medicines to patients.        life for people worldwide.
                                                     The Company's major
                       www.pfizer.com                divisions include Wyeth
                                                     Pharmaceuticals, Wyeth
                                                     Consumer Healthcare and
                                                     Fort Dodge Animal Health.

                                                     www.wyeth.com

Employees              81,900                        47,600

2008E Revenue          Revenues: $48.3 billion       Revenues: $23.0 billion

Combined Company       Revenues: $71.3 billion
(before synergies)     Employees: 129,500

Strategic Rationale       o  Combination creates the world's premier
                             biopharmaceutical company

                          o Best portfolio of assets, pipeline and capabilities in the industry

                          o Strong revenue diversification across numerous growing therapeutic areas, leading technology and research platforms, and a premier global footprint

                          o  Enhanced ability to innovate, through
                             patient-centric business units, access to leading scientific capabilities, and greater resources to invest in research and development

                          o Combines entrepreneurial, focused businesses with global scale and reach

                          o Positioned for long-term EPS growth in changing health care environment

Global Industry
Leadership             Establishes leading positions in biotechnology and key
                       therapeutic areas:

                          o  Fourth largest biologics company

                          o  Fourth largest vaccines business

                          o Enhanced position in key disease areas, such as immunology/inflammation, Alzheimer's disease and oncology

                          o  Number one primary care company

                          o  Number one in cardiovascular

                          o  Number two in CNS, with a complete portfolio

                          o  Number two in infectious disease

                          o Combined company builds upon its excellence in animal health

Financial Benefits        o  Opportunity for improved, consistent, and stable
                             top-line and EPS growth, and enhanced shareholder value in the short and long term

                          o Expect to be accretive to adjusted diluted EPS in the second full year after closing

                          o Annual cost synergies of $4 billion expected to be fully realized over three years after closing

                          o Low to mid-single digit revenue growth expected post 2011

                          o No drug is expected to account for more than ten percent of the combined company's revenue in 2012

                          o Substantial financial flexibility retained given strength of balance sheet

Transaction Terms         o  Pfizer to acquire all outstanding Wyeth common
                             shares for $50.19 per share in cash and stock for an aggregate value of approximately $68 billion

                          o US$33.00 per share in cash and 0.985 of a share of Pfizer common stock valued at approximately $17.19 per share.

Financing                 o  $22.5 billion in cash

                          o  $22.5 billion in debt

                          o  $23.0 billion in equity

Approvals              The transaction is subject to the approval of Wyeth
                       shareholders, and other customary closing conditions.

WHERE TO FIND ADDITIONAL INFORMATION

Information is available at www.premierbiopharma.com or www.pfizer.com.

FORWARD-LOOKING STATEMENTS

This Press Release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Pfizer and Wyeth, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Pfizer's and Wyeth's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Pfizer and Wyeth will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the failure of Wyeth stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Pfizer's and Wyeth's ability to accurately predict future market conditions; dependence on the effectiveness of Pfizer's and Wyeth's patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Pfizer's 2007 Annual Report on Form 10-K, Wyeth's 2007 Annual Report on Form 10-K and each company's other filings with the Securities and Exchange Commission (the "SEC") available at the SEC's Internet site (http://www.sec.gov).

Additional Information

In connection with the proposed merger, Pfizer will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wyeth that also constitutes a prospectus of Pfizer. Wyeth will mail the proxy statement/prospectus to its stockholders. Pfizer and Wyeth urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Pfizer's website, www.pfizer.com, under the tab "Investors" and then under the tab "SEC Filings". You may also obtain these documents, free of charge, from Wyeth's website, www.wyeth.com, under the heading "Investor Relations" and then under the tab "Financial Reports/SEC Filings".

Pfizer, Wyeth and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Wyeth stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Wyeth stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Pfizer's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can find information about Wyeth's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Pfizer and Wyeth using the contact information above.

Patients / Physicians / Customers

The opportunities created by this combination are far greater than either Pfizer or Wyeth could achieve alone. The new company, which will be called Pfizer, will be the world's premier global biopharmaceutical company with the strongest assets, pipeline and capabilities within health care and will be a leader in human, animal and consumer health; primary and specialty care; and biologics as well as pharmaceuticals. The diversity, agility and scale of the combined company will enable us to more effectively address the health, wellness and unmet medical needs of patients around the world. Importantly, this combination will support Pfizer's mission to apply innovative science to improve world health in three ways:

For Patients Today - Broad Range of Health Care Solutions and Treatments: The new company will offer customers and patients a broad range of products for every stage of life. Unique and valuable insights will be gleaned from a portfolio that spans wellness and preventive care, such as vitamins and vaccines, as well as therapies for a wide range of illnesses and diseases, such as Alzheimer's disease and cancer. We will leverage research across our portfolio and input from an extensive network of customer, physician and stakeholder relationships to accelerate, improve and expand the health solutions and treatments we offer.

For Patients Tomorrow - Robust Discovery and Development Program: The new company will have more resources to invest in research and development than any other biopharmaceutical company. We will have access to all leading scientific technology platforms - enhancing the opportunity to produce significant breakthroughs in key disease areas. As a result, we will be better able to help patients and invest in pursuing multiple avenues to address a wide range of unmet health needs.

At All Times - A Patient-Centric Business: We will operate small, focused business units tailored to patients and customers that also benefit from being part of a premier global organization. Each business unit will oversee product development from early stage research to clinical trials to commercialization. This approach will allow for more customer input into the development process, rapid decision making and a better use of resources. As a result, we will have the ability to invest in long-term opportunities while optimizing near-term patient access to existing products.

We are excited about the opportunities this combination presents, allowing us to continue contributing meaningfully to the communities in which we operate. As we continue on our path forward, we also want to be clear about what will not change: our commitment to patients, customers, patient assistance programs and medical safety; and our support for health care reform that expands coverage, improves quality and provides value to patients. Together, we remain committed to leading the way to a healthier world.

Frequently Asked Questions

1. How will this transaction impact patients?

   o The new company will promote health and wellness and respond more effectively to the unmet medical needs of patients around the world, through customer-focused business units that match speed and agility with the benefits of a global organization's scale and resources.

   o The new company will offer customers and patients a broad range of health care products for every stage of life.

2. Will there be any impact on the continuity of drug availability or drug access / assistance programs?

   o  No. The availability of products will not be impacted by this transaction.

   o  We expect patient access programs to remain in place.

3. Will this transaction have any impact on drug pricing?

   o  Pricing of products will not be impacted by this transaction.

4. How will this transaction impact customer relationships? How will existing contracts be impacted?

   o  We will honor all contracts in place before the transaction.

5. How does this transaction affect the patent expiries that both companies face?

   o The combination will greatly diversify our product portfolio, reducing the combined company's exposure to pending patent expiries.

   o It is expected that no drug will account for more than ten percent of the combined company's revenue in 2012.